Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-269537

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2025

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 2, 2023)

$     % Senior Notes due 20

This is an offering of $    aggregate principal amount of our  % senior notes due 20  (the “Notes”). The Notes will mature on     , 20  . We will pay interest on the Notes on     and     of each year, commencing     , 2025.

We may redeem the Notes at our option, in whole or in part, at any time and from time to time, at the redemption price specified under “Description of Notes—Redemption at Our Option,” plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

The Notes will be our senior unsecured and unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated indebtedness, senior to any of our future indebtedness that is expressly subordinated in right of payment to the Notes, and effectively junior to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness. When the Notes are issued, they will be guaranteed by all of our existing and future wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries if that subsidiary guarantees our credit agreement or certain other debt obligations, all as described herein. The guarantees by all subsidiaries that are guaranteeing the Notes at any time are or will be full and unconditional and joint and several while they are in effect. The guarantee by any subsidiary may be released under certain circumstances. See “Description of Notes — The Guarantees.”

The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

Investing in the Notes involves risk. See the section entitled “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 2 of the accompanying prospectus. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024.

	Per Note(1)		Total
Public Offering Price		%	$
Underwriting Discount		%	$
Proceeds to Us (before estimated expenses)		%	$

(1)	Plus accrued interest, if any, from , 2025, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company for the accounts of its participants, including Euroclear Bank, SA/NV and Clearstream Banking, S.A., on or about     , 2025.

Joint Book-Running Managers

BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan

Mizuho	Wells Fargo Securities

The date of this prospectus supplement is     , 2025.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus or that in contained in any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither we nor the underwriters are making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described below under the heading “Where You Can Find More Information.”

If the information contained or incorporated by reference in this prospectus supplement is inconsistent with anything in the accompanying prospectus, the information contained or incorporated by reference in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

Unless otherwise defined in this prospectus supplement, the terms “the Company,” “we,” “our” or “us” refer to Lennar Corporation and its subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “will,” “may” or other words of similar meaning. Some of them are opinions formed based upon general observations, anecdotal evidence and industry experience, but that are not supported by specific investigation or analysis.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: slowdowns in real estate markets in regions where we have significant Homebuilding or Multifamily development activities or own a substantial number of single-family homes for rent; decreased demand for our homes, either for sale or for rent, or Multifamily rental apartments; the potential impact of inflation; the impact of increased cost of mortgage financing for homebuyers, increased interest rates or increased competition in the mortgage industry; supply shortages and increased costs related to construction materials and labor, including lumber, and labor; changes in trade policy affecting our business, including new or increased tariffs, as well as the potential impact of retaliatory tariffs and other penalties; changes in U.S. and foreign governmental laws, regulations and policies, including retaliatory policies against the United States, that may impact our business and operations; cost increases related to real estate taxes and insurance; the effect of increased interest rates with regard to our funds’ borrowings on the willingness of the funds to invest in new projects; reductions in the market value of our investments in public companies; natural disasters or catastrophic events for which our insurance may not provide adequate coverage; our inability to successfully execute our strategies, including our land light strategy; any potential subsequent transactions we may enter into following our spin-off of Millrose Properties, Inc.; a decline in the value of the land and home inventories we maintain and resulting possible future write downs of the carrying value of our real estate assets; the forfeiture of deposits related to land purchase options we decide not to exercise; the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses; labor shortages due to increased enforcement of restrictions on immigration; possible unfavorable outcomes that result in legal proceedings; and conditions in the capital, credit and financial markets; changes in laws, regulations or the regulatory environment affecting our business.

S-ii

The list of risks above is not exhaustive. New risk factors emerge from time to time and it is not possible for management to predict all risks that might affect our business or the Notes. Nothing in this prospectus supplement is intended to give assurance regarding our future results or achievements. You should not place undue reliance on the forward-looking statements contained or incorporated in this prospectus supplement, which speaks only as of its date.

Please see our Form 10-K for the fiscal year ended November 30, 2024 and our other filings with the Securities and Exchange Commission (“SEC”) for a further discussion of these and other risks and uncertainties which could also affect our future results. We undertake no obligation to publicly revise any forward-looking statements in this prospectus supplement or in filings we have made with the SEC to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events, except to the extent we are legally required to disclose certain matters in SEC filings or otherwise.

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or in documents incorporated by reference in this prospectus supplement. This summary is not intended to be a complete description of the matters covered in this prospectus supplement and is subject, and qualified in its entirety by reference, to the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all the information you should consider before deciding whether to purchase Notes. You should read in their entirety this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference into them.

Lennar Corporation

Lennar is one of the nation’s leading builders of quality homes for all generations. Since 1954, we have built over one million new homes for families across America. We build affordable, move-up and active adult homes primarily under the Lennar brand name in some of the nation’s most popular markets across 29 states.

Our business operations include homebuilding, financial services, multifamily and strategic technology investments. Our homebuilding operations encompass single-family attached and detached homes, as well as the purchase, development and sale of residential land directly through entities in which we have investments. Our largest homebuilding operations are in Florida, Texas and California. Homebuilding operations are the core of our company, generating 96% of our consolidated revenues of $34 billion in fiscal 2024.

Today, we are positioned as a pure-play, land-light manufacturing homebuilder, emphasizing efficiency and scalability in the homebuilding industry. By collaborating with a diverse network of third parties, who handle land acquisition and development on our behalf, we effectively eliminate our land acquisition and development spend. After development is complete, we purchase homesites from these third parties and put them into production on a just-in-time basis.

In addition, we provide mortgage financing, title insurance and closing services for both buyers of our homes and others. We offer conforming conventional, FHA-insured and VA-guaranteed residential mortgage loan products and other residential mortgage products primarily to buyers of our homes through our financial services subsidiary, Lennar Mortgage, from locations in most of the states in which we have homebuilding operations. In fiscal year 2024, our financial services subsidiaries provided loans to 84% of our homebuyers who obtained mortgage financing in areas where we offered services.

Furthermore, we are engaged in the development of multifamily communities. These communities include a diversified mix of conventional garden, mid-rise and high-rise multifamily properties in urban and suburban locations near major employment centers.

Finally, we invest in technology-powered solutions to enhance the customer experience, make homeownership accessible to a broader and more diverse array of the American population, and build healthier and more sustainable communities.

For additional information, see our Annual Report on Form 10-K for the fiscal year ended November 30, 2024, and our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2025.

We are a Delaware corporation founded in 1954. Our principal offices are at 5505 Waterford District Drive, Miami, Florida 33126. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Millrose Spin-Off

On February 7, 2025, we completed the taxable spin-off of Millrose Properties, Inc. (“Millrose”) through a distribution of approximately 80% of Millrose’s stock to our stockholders. Lennar will temporarily retain, but will not vote, the remaining 20% of the total outstanding shares of Millrose common stock, which we expect to dispose of through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions later in the year. In connection with the spin-off, Lennar contributed to Millrose, subject to repurchase options, approximately $5.6 billion in land assets, representing approximately 87,000 homesites, and cash of $1.0 billion, which included $584.0 million of cash deposits related to option contracts. The Millrose spin-off transaction accelerates Lennar’s longstanding strategy of becoming a pure-play, asset-light, new home manufacturing company.

Acquisition of Rausch Coleman Homes

On February 10, 2025, we acquired Rausch Colman Homes (“Rausch”), a residential homebuilder based in Fayetteville, Arkansas. Lennar acquired Rausch’s homebuilding operations while Millrose acquired Rausch’s land assets and Lennar has options on the land. With this acquisition, Lennar expanded its footprint into new markets, while adding to its existing footprint in certain other markets. Lennar acquired $312.2 million of assets, primarily consisting of homes under construction, finished homesites, cash and other assets, and assumed liabilities of $50.4 million, primarily consisting of accounts payable and other liabilities. The cash consideration paid by Lennar to Rausch was funded from working capital.

Delayed Draw Term Loan Facility

Approximately at the same time as the closing of this offering, we will enter into a new unsecured delayed draw term loan facility with an initial committed borrowing availability of up to approximately $1.61 billion (the “Delayed Draw Term Loan Facility”). The credit agreement governing our new unsecured delayed draw term loan facility will permit us to request delayed draw term loans for up to six months after the effectiveness date of the credit agreement. Once drawn, the term loans will have a maturity date that is three years from the initial effectiveness date of such credit agreement with the ability of the company to extend the maturity for an additional year subject to the satisfaction of certain conditions. The credit agreement provides for an uncommitted incremental feature of up to $500 million. Borrowings under the credit agreement governing our new unsecured delayed draw term loan facility will be guaranteed by the same guarantors that provide guarantees in respect of our existing revolving credit facility. The other terms and conditions of the credit agreement are expected to be substantially consistent with the credit agreement governing our existing revolving credit facility. The consummation of the offering of the Notes hereby will not be conditioned on the effectiveness of our new unsecured delayed draw term loan facility. There can be no assurances that our new unsecured delayed draw term loan facility will become effective on the terms described herein or at all.

Current Industry Conditions

The 2025 spring selling season has begun and our first quarter was marked by a challenging macroeconomic environment for homebuilding. While demand remains strong, persistently higher interest rates and inflation, combined with a downturn in consumer confidence, made it increasingly difficult for consumers to access homeownership. As a result, our net sales dollar value in the first quarter of fiscal 2025 decreased 4% from the prior year period and our home sales gross margin decreased to 18.7% from 21.8%. We remain focused on our land light strategy. With the spin-off of Millrose during the first quarter, our years supply of owned homesites improved to 0.2 years from 1.3 years last year, and our controlled homesite percentage increased to 98% from 77% year over year. We remain steadfast in our goals to match our production with sales pace, drive strong current cash flow, and maintain carefully managed inventory levels so that, as market conditions stabilize and ultimately improve, we will benefit from normalized margins across our growing volume.

The Offering

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into the prospectus supplement and the accompanying prospectus, including the risk factors and the financial statements and related notes, carefully before making an investment in the Notes. With respect to the discussion of the terms of the Notes on the cover page, in this section and in the section entitled “Description of Notes,” references to “the Company,” “us,” “we” and “our” refer only to Lennar Corporation and not to any of its subsidiaries.

Issuer	Lennar Corporation, a Delaware corporation.

Securities Offered	$ aggregate principal amount of % senior notes due 20 .

Maturity Date	, 20 .

Interest Rate	The Notes will bear interest at % per annum. Interest will accrue from , 2025.

Interest Payment Dates	and of each year, beginning on , 2025.

Sinking Fund	None.

Ranking	The Notes will be our senior, unsecured and unsubordinated obligations and will rank equally with all of our other senior unsecured and unsubordinated indebtedness that is outstanding from time-to-time, senior to any of our future indebtedness that is expressly subordinated in right of payment to the Notes, and effectively junior to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness. The Notes are structurally subordinated to all existing and future obligations (including borrowings and trade payables) of our subsidiaries that are not then guaranteeing the Notes. See “Description of Notes—The Guarantees.” See also “Risk Factors—Because the Notes are structurally subordinated to the obligations of our non-guarantor subsidiaries, your ability to be repaid may be adversely affected to the extent particular subsidiaries are not guaranteeing the Notes at a time when you become entitled to repayment” and “—The fact that the Notes are unsecured may increase the possibility that you will not be fully repaid if we become insolvent.”

As of February 28, 2025, our subsidiaries had $1.86 billion of indebtedness, including $1.63 billion of secured indebtedness. Of this amount, $1.46 billion ($1.40 billion of secured indebtedness) was indebtedness of subsidiaries that will not be guaranteeing the Notes when they are issued. As of February 28, 2025, the secured debt of our subsidiaries and the unsecured debt of our non-guarantor subsidiaries totaled $1.64 billion. As of February 28, 2025, we had outstanding senior notes which we had sold into the capital markets over a number of years totaling $1.95 billion.

Guarantees	Each of our existing and future wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries will guarantee the Notes if that Subsidiary guarantees any Credit Facilities or any Capital Markets Indebtedness (each, as defined below) of us (i.e., Lennar Corporation) or guarantees the obligations of any subsidiary as a guarantor of such indebtedness or individually in an aggregate principal amount in excess of $100 million. The guarantees by all the subsidiaries that are guaranteeing the Notes at any time are or will be full and unconditional and joint and several. To the extent these guarantees are effective when the Notes are issued, or become effective after that, they may subsequently be released under limited circumstances. At the date of this prospectus supplement, all of our wholly-owned subsidiaries (other than our subsidiaries that (1) engage in the mortgage banking business, (2) own, finance, manage or service real estate assets, (3) engage in the development, investment and management of commercial or mixed use properties, (4) engage in the development, investment and management of multi-family rental properties, (5) engage in the installation, development, ownership, servicing, sale or lease of solar power systems or sale of solar power, (6) are prohibited from delivering a guarantee by law, rule, regulation or an agreement, or (7) individually have a net worth of less than $100 million and collectively have an aggregate net worth of not more than $500 million) guarantee our obligations under the Revolving Credit Agreement (see “Other Indebtedness”). Accordingly, all of the Subsidiaries that guarantee our obligations under the Revolving Credit Agreement will guarantee the Notes when they are issued. See “Description of Notes—The Guarantees.”

Redemption at our Option	Prior to , 20 ( months prior to their maturity date) (the “Par Call Date”), we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) as described in “Description of Notes—Redemption at Our Option,” less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

See “Description of Notes—Redemption at Our Option.”

Offer to Repurchase Upon a Change of Control Triggering Event	If there is a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest on the Notes to, but excluding, the repurchase date. See “Description of Notes—Change of Control Offer.”

Certain Indenture Provisions	The indenture governing the Notes will contain covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Governing Law	State of New York.

Trustee	The Bank of New York Mellon.

Use of Proceeds	We expect to receive net proceeds of approximately $ million from the sale of the Notes after deducting the underwriting discount and certain expenses of the offering. We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt. See “Use of Proceeds.”

Form and Denomination	The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess of that amount.

Trading	The Notes will not be listed on any securities exchange or included in any automated quotation system. The Notes will be new securities for which there is currently no public market.

Risk Factors	Investing in the Notes involves risks. See the “Risk Factors” section beginning on page S-6 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2024, for a discussion of factors you should carefully consider before deciding to invest in the Notes.

U.S. Federal Income Tax Considerations	Investors in the Notes should consider the information under “Certain U.S. Federal Income Tax Considerations” below.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information presented and incorporated by reference in this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in the Notes. A description of risks relating to our business included in Item 1A of our Annual Report on Form 10-K for our fiscal year ended November 30, 2024. If any of those risks develop into actual events, the value of the Notes or our business, financial condition, results of operations, cash flows, strategies or properties could be materially adversely affected.

Because the Notes are structurally subordinated to the obligations of our non-guarantor subsidiaries, your ability to be repaid may be adversely affected to the extent particular subsidiaries are not guaranteeing the Notes at a time when you become entitled to repayment.

Substantially all of our operating assets are held by our subsidiaries. Unless a subsidiary is guaranteeing the Notes as described under “Description of Notes—The Guarantees,” holders of any indebtedness or preferred stock of that subsidiary and other creditors of that subsidiary, including trade creditors, will have claims on the assets of that subsidiary that are prior to the claims of the holders of the Notes. When the Notes are issued, some, but not all, of our subsidiaries will be guaranteeing the Notes, as described under “Description of Notes—The Guarantees.” Accordingly, when the Notes are issued, they will be structurally subordinated to the debt, preferred stock and other obligations of some of our subsidiaries. The indenture governing the Notes does not prohibit any of our subsidiaries from incurring additional liabilities.

As of February 28, 2025, our subsidiaries had $1.86 billion of indebtedness, including $1.63 billion of secured indebtedness. Of this amount, $1.46 billion ($1.40 billion of secured indebtedness) was indebtedness of subsidiaries that will not be guaranteeing the Notes when they are issued.

The fact that the Notes are unsecured may increase the possibility that you will not be fully repaid if we become insolvent.

The Notes will not be secured by any of our assets or our subsidiaries’ assets. Therefore, the Notes will, in effect, be junior to our secured indebtedness to the extent of the value of the assets securing that indebtedness.

In the event of our bankruptcy, liquidation, reorganization or other winding up, the holders of any secured debt would receive payments from the assets securing that debt before you receive any payments from sales of those assets. There may not be sufficient assets remaining after payment of secured debt to pay all or any of the amounts due on the Notes that are then outstanding. The indenture governing the Notes does not prohibit us or our Restricted Subsidiaries (as defined below) from incurring additional liabilities. The indenture governing the Notes does restrict us and our Restricted Subsidiaries from incurring debt that is secured by assets that do not secure the Notes (and, under the indentures relating to our other currently outstanding senior notes, those notes) on an either an equal and ratable or a senior basis. However, this restriction includes certain exceptions that permit us and our subsidiaries to incur many types of secured debt without our being required to secure the Notes or our other senior notes. The Notes will be effectively subordinated to that secured debt to the extent of the value of the assets securing it. See “Description of Notes—Certain Covenants.”

As of February 28, 2025, our subsidiaries had $1.63 billion of secured indebtedness. Accordingly, as of February 28, 2025, the secured debt of our subsidiaries and the unsecured debt of our non-guarantor subsidiaries totaled $1.64 billion.

Federal and state fraudulent transfer laws may affect the enforceability of the guarantees of the Notes, which could impair your ability to receive payments with regard to the Notes.

Any time the subsidiary guarantees of the Notes are in effect, those guarantees, under fraudulent conveyance laws, might be subordinated to existing or future indebtedness incurred by the guarantor subsidiaries, or might not be enforceable, if a court or a creditor’s representative, such as a bankruptcy trustee, concluded that those subsidiaries received less than fair consideration for the guarantees and:

•	were rendered insolvent as a result of issuing the guarantees;

•	at the time they issued the guarantees, were engaged in a business or transaction for which the applicable subsidiaries’ remaining assets constituted unreasonably small capital;

•	at the time they issued the guarantees, intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

•	at the time they issued the guarantees, intended to hinder, delay or defraud our or their creditors.

The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts mature and become absolute.

The subsidiary guarantees of the Notes contain terms that limit the obligations of individual subsidiaries to amounts that would not render them insolvent, even if they were required to make payments with regard to the Notes. That might avoid subordination of the guarantees under fraudulent conveyance laws in at least some jurisdictions. See “Description of Notes—The Guarantees.”

Any guarantees provided by our subsidiaries are subject to possible defenses that may limit your right to receive payment from the guarantors with regard to the Notes.

Although guarantees by many of our wholly-owned (i.e., directly or indirectly 100% owned) subsidiaries, when they are in effect, provide the holders of the Notes with a direct claim against the assets of those guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to guarantors in certain circumstances. To the extent that guarantees are not enforceable, you would not be able to assert a claim successfully against the guarantors. See “Description of Notes—The Guarantees.”

As long as any of our Existing Notes, the Revolving Credit Agreement or certain other material debt remains outstanding, the guarantors of such debt will be required to provide guarantees of the Notes offered by this prospectus supplement. Some of the Existing Notes will mature prior to the Notes.

At February 28, 2025, we had approximately $1.95 billion of outstanding senior notes comprised of our:

•	4.75% senior notes due 2025

•	5.25% senior notes due 2026

•	4.75% senior notes due 2027

•	5.00% senior notes due 2027 (collectively, the “Existing Notes”)

that will rank pari passu with the Notes. All of the Existing Notes have maturity dates prior to the maturity of the Notes. Accordingly, we will be required to repay or refinance those Existing Notes before the Notes mature. See “Other Indebtedness.”

The guarantees of the Notes may be released.

The principal reason our Restricted Subsidiaries will guarantee the Notes is so holders of the Notes will have rights at least as great with regard to those subsidiaries as any other holders of a material amount of unsecured senior debt of Lennar Corporation as a separate entity. Therefore, the guarantee of the Notes by a

Restricted Subsidiary will be in effect only while that Restricted Subsidiary directly or indirectly guarantees a material amount of the debt of Lennar Corporation, as a separate entity, to others. At present, eighteen of our homebuilding subsidiaries are guaranteeing our obligations under our principal credit facility (see “Other Indebtedness”) and therefore are guaranteeing the Existing Notes, and will be guaranteeing the Notes when they are issued.

Under the circumstances described under “Description of Notes—The Guarantees,” a guarantor may be released entirely from its obligations to guarantee the Notes.

We may incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries have the right to incur additional debt in the future, subject to any restrictions contained in any of our instruments relating to indebtedness other than the Notes, some or all of which could be secured debt. We will not be restricted under the terms of the indenture governing the Notes from incurring additional unsecured debt (there are restrictions on the secured debt we can incur without equally and ratably securing the Notes and our other senior notes), recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on the Notes when they are due. The agreement governing our credit facility allows us to incur a substantial amount of future unsecured debt. We reduced our outstanding senior notes during fiscal 2024 by $554.0 million, but we still have a significant amount outstanding. Our level of indebtedness exposes us to a number of risks, including:

•	We may be more vulnerable to volatility within the capital market, general adverse economic and homebuilding industry conditions;

•	We may have to pay higher interest rates upon refinancing indebtedness as a result of the increase in market interest rates, thereby reducing our earnings and cash flows;

•

We may find it difficult, or may be unable, to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements that would be in our best long-term interests;

•

We may be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the cash flow available to fund operations and investments and reducing the amount we can return to our stockholders;

•	We may have reduced flexibility in planning for, or reacting to, changes in our businesses or the industries in which they are conducted;

•	We may have a competitive disadvantage relative to other companies in our industry, if any, that are less leveraged; and

•	We may be required to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms, in order to meet debt payment obligations.

Servicing our debt requires a significant amount of cash, and we or our subsidiaries may not have sufficient cash flow from our respective businesses to pay our substantial debt.

Our ability and that of our subsidiaries to meet our respective debt service obligations will depend, in part, upon our and our subsidiaries’ future financial performance. Future results are subject to the risks and uncertainties described in this prospectus supplement and the documents incorporated herein. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial and political events and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of debt or equity, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may affect the cost of our debt service obligations. See “Other Indebtedness.”

Some significant restructuring transactions may not constitute Change of Control Triggering Events, in which case we would not be obligated to offer to repurchase the Notes.

If a Change of Control Triggering Event occurs, you will have the right to require us to repurchase your Notes. However, the provisions relating to a Change of Control Triggering Event will not afford protection to holders of Notes in the event of some transactions that could adversely affect the Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute Change of Control Triggering Events requiring us to offer to repurchase the Notes. Additionally, a Change of Control Triggering Event not only requires us to undergo certain types of changes in control, but also requires downgrades in the ratings of the Notes by three rating agencies during the 60-day period following such change in control (to levels below investment grade). In the event of any such transaction that does not constitute a Change of Control Triggering Event, the holders of the Notes would not have the right to require us to repurchase their Notes, even though each of those transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of Notes.

There currently is no public market for the Notes, so you may be unable to sell your Notes.

The Notes are new securities for which there is currently no public trading market. Consequently, the Notes may be relatively illiquid, and you may be unable to sell your Notes. We do not intend to list the Notes on any securities exchange or to include the Notes in any automated quotation system. We have been informed by the underwriters that they intend to make a market in the Notes after the offering is completed. However, the underwriters may cease their market making at any time without notice. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the Notes. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price and you may be unable to resell your Notes or may be able to sell them only at a substantial discount. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

An adverse change in the rating of the Notes could cause their trading price to fall.

The ratings of debt rating agencies assigned to the Notes are not recommendations to purchase, hold or sell the Notes, inasmuch as the ratings do not comment as to market prices or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current information furnished to the rating agencies by us and information obtained by the rating agencies from other sources. An explanation of the significance of such ratings may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value and liquidity of the Notes and increase our corporate borrowing costs.

The Notes are limited by restrictive covenants.

The indenture contains a covenant limiting the ability of the Company and our subsidiaries to incur liens on their assets to secure indebtedness or engage in sale and leaseback transactions. These limitations are subject to a number of important exceptions. The indenture governing the Notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a fundamental change or other corporate transaction involving us except to the extent described under “Description of Notes—Change of Control Offer.” For these reasons, you should not consider the covenants in the indenture to be significant protections in evaluating whether to invest in the Notes.

We may be unable to repay the Notes when due and we may not be able to raise the funds necessary to finance the Change of Control Offers required by the indentures governing our Existing Notes, which would violate the terms of the Existing Notes.

At final maturity of the Notes or in the event of acceleration of the Notes following an event of default, the entire outstanding principal amount of the Notes will become due and payable. It is possible that we will not have sufficient funds at maturity, upon acceleration or at the time of the Change of Control Triggering Event or other fundamental change to make the required repurchase of Notes and other indebtedness.

Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all the outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date. Whenever we are required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, we will have a similar obligation with regard to the Existing Notes and any other senior notes with similar provisions, and we may not have sufficient funds to repurchase the Notes, the Existing Notes and such other senior notes for cash at that time. In addition, our ability to repurchase the Notes, the Existing Notes or other of our senior notes for cash may be limited by law or the terms of agreements relating to other of our indebtedness that is outstanding at the time. The failure to make a required repurchase of the Notes would result in a default under the indenture governing the Notes. A default under the indenture, or our failure to purchase Existing Notes or other senior notes after a Change of Control, would also be a default under other debt securities we have issued and such default or the Change of Control itself could cause other borrowings we have incurred to become due. If the repayment of a substantial amount of indebtedness were to be accelerated, we might not have sufficient funds to repay the indebtedness and repurchase the Notes, the Existing Notes and any other senior notes containing similar provisions. See “Description of Notes—Change of Control Offer.”

The instruments governing our and our subsidiaries’ indebtedness impose certain restrictions on our and our subsidiaries’ business, and the ability of us and our subsidiaries to comply with related covenants, restrictions or limitations could adversely affect our and our subsidiaries’ financial condition or operating flexibility.

The restrictions imposed by our and certain of our subsidiaries’ indebtedness could limit our or our subsidiaries’ ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our or our subsidiaries’ ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest. The agreements governing our indebtedness contain restrictions on our and our guarantor subsidiaries’ ability to, among other things, engage in sale and leaseback transactions with respect to certain assets, incur secured debt, create liens, pay dividends and make other distributions on or redeem or repurchase equity securities, sell certain assets and engage in mergers, consolidations or sales of all or substantially all of our assets.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $    . We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of debt.

OTHER INDEBTEDNESS

With the exception of the Revolving Credit Agreement described below, none of our other indebtedness, other than as described in this prospectus supplement, or the documents incorporated by reference in it, has any covenants that restrict our, or our subsidiaries’, ability to make payments on outstanding indebtedness or to pay dividends, or requires us to maintain financial attributes. All of our Existing Notes have covenants, similar to those in the indenture governing the Notes, that limit our, or our subsidiaries’, ability to create liens securing indebtedness or enter into sale and leaseback transactions. We believe that we were in compliance with our debt covenants as of February 28, 2025.

In November 2024, we amended the credit agreement (the “Revolving Credit Agreement”) governing our unsecured revolving credit facility (the “Credit Facility”). Under the Revolving Credit Agreement, we may borrow, on a revolving basis, up to $3.5 billion, which includes a $625 million accordion feature, subject to additional commitments. The maturity for $2.65 billion of the credit facility is in November 2029, with the remaining $225 in commitments maturing in May 2027. During the three months ended February 28, 2025, the Company received an additional $150 million in commitments, increasing the total commitments maturing in 2029 from $2.65 billion to $2.8 billion, thereby increasing the total commitments to $3.0 billion. As of February 28, 2025, based on our current credit rating, the interest rate on $2.8 billion of the credit facility was SOFR plus 1.00%, and the interest rate on the remainder of the credit facility was SOFR plus 1.10%. The Revolving Credit Agreement provides that up to $477.5 million in commitments may be used for letters of credit. At February 28, 2025, we had no outstanding borrowings under our unsecured revolving credit facility. Lennar Corporation’s obligations under the Revolving Credit Agreement are guaranteed by substantially the same subsidiaries that will be guaranteeing the Notes and that guarantee the Existing Notes. See “Description of Notes—The Guarantees.” In addition to the Credit Facility, the Company has other letter of credit facilities with different financial institutions. At February 2025, we had $2.7 billion of performance and financial letters of credit outstanding.

See also “Summary—Recent Developments—Delayed Draw Term Loan Facility” for a description of the Delayed Draw Term Loan Facility we expect to enter into approximately at the same time as the closing of this offering.

DESCRIPTION OF NOTES

The following description of the material terms of the Notes and the Indenture supplements, and to the extent it is inconsistent with, replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. We will issue the Notes under an indenture dated as of December 31, 1997 (the “Base Indenture”), as supplemented and amended by a fifteenth supplemental indenture to be dated as of     , 2025 (the “Fifteenth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among us, the subsidiary guarantors and The Bank of New York Mellon, as successor trustee (the “Trustee”). We have filed the Base Indenture with the SEC. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). You should read the Indenture for additional information before you purchase any Notes because the Indenture, not this description, will define each holder’s rights as a holder of the Notes. You may request a copy of the Indenture at our address shown under the caption “Incorporation by Reference” in this prospectus supplement. Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this Description of Notes, “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries, except in references to financial data determined on a consolidated basis.

General

The Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be issued in denominations of $2,000 principal amount and integral multiples of $1,000 in excess of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office or agency in New York, New York.

The Notes are initially limited in aggregate principal amount to $  million, but we may, without notice to or the consent of the holders, “reopen” the Notes and issue additional Notes at any time on the same terms and conditions (other than the date of issuance and the public offering price and, under certain circumstances, the date from which interest thereon will begin to accrue and the initial interest payment date) and with the same CUSIP number as the Notes offered by this prospectus supplement (assuming such additional Notes are fungible with the previously issued Notes for U.S. federal income tax purposes). The Notes and any such additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, for purposes of voting, waivers, amendments and redemptions.

The Notes will mature on    , 20 . Interest on the Notes will accrue at % per annum and will be payable semi-annually on    and    of each year, commencing on    , 2025 (each, an “interest payment date”) and will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the Notes will also be payable on the maturity date and on any earlier redemption date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. We will pay interest to the persons in whose names the Notes are registered at the close of business on    and    , as applicable, before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable. There is no sinking fund applicable to the Notes.

If any interest payment date, maturity date or redemption date is not a Business Day, then the payment due on such date will be made on the next Business Day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from the original payment date to the date of that payment on the next Business Day. “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We also have not agreed to any covenants or other provisions to protect holders of the Notes in the event of a highly leveraged transaction.

Redemption at Our Option

Prior to    , 20 ( months prior to the maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus   basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States

Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. We will notify the Trustee of the redemption price promptly after the calculation thereof and the Trustee shall have no duty to determine, or verify the calculation of, the redemption price.

Notice of any redemption will be delivered or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed, with a copy to the Trustee.

In the case of a partial redemption of the Notes, selection of certificated Notes for redemption will be made by lot. No Notes of a principal amount of $2,000 or less will be redeemed in part. If any certificated Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount of the Note to be redeemed. A new certificated Note in a principal amount equal to the unredeemed portion of such Note will be issued in the name of the holder of such Note upon surrender for cancellation of the original certificated note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of DTC (or such other depositary).

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or any portions thereof called for redemption.

Notice of any redemption of Notes in connection with a transaction or an event may, at our discretion, be given prior to the completion or the occurrence thereof. Any redemption or notice may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion or occurrence of a related transaction or event. At our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. We will provide written notice to the Trustee as soon as practicable but in any event no later than two days prior to the redemption date if any such redemption has been rescinded or delayed, and upon receipt and at our request the Trustee will provide such notice to each holder of the Notes to be redeemed in the same manner in which the notice of redemption was given.

The Guarantees

The guarantor Subsidiaries are all 100% owned by us. Each guarantor Subsidiary will, in the circumstances described below (but only in those circumstances), unconditionally guarantee, jointly and severally with the other Subsidiaries that are guaranteeing the Notes, all of our obligations under the Notes and the Indenture, including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or to other senior indebtedness of the guarantors. The obligations of each guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee will be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with United States generally accepted accounting principles, or GAAP. While any of our wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries is guaranteeing the Notes, its guarantee will be full and unconditional, and joint and several with the guarantees of all our other wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries that are guaranteeing the Notes, subject to limitations intended to prevent the guarantees from constituting fraudulent conveyances or fraudulent transfers under federal or state law.

The Indenture will require that, except as described below, each of our existing and future wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries guarantee the Notes if that Subsidiary guarantees any Credit Facilities or any Capital Markets Indebtedness of us (i.e. Lennar Corporation) or guarantees the obligations of any Subsidiary as a guarantor of our (i.e., Lennar Corporation’s) Credit Facilities or Capital Markets Indebtedness, in each case, individually in an aggregate principal amount in excess of $100 million (each such Subsidiary, a “guarantor”). At the date of this prospectus supplement, all of our wholly-owned Subsidiaries (other than our Subsidiaries that (1) engage in the mortgage banking business, (2) own, finance, manage or service real estate assets, (3) engage in the development, investment and management of commercial or mixed use properties, (4) engage in the development, investment and management of multi-family rental properties, (5) engage in the installation, development, ownership, servicing, sale or lease of solar power systems or sale of solar power, (6) are prohibited from delivering a guarantee by law, rule, regulation or an agreement, or (7) individually have a net worth of less than $100 million and collectively have an aggregate net worth of not more than $500 million) guarantee our obligations under the Revolving Credit Agreement (see “Other Indebtedness”). Accordingly, all of the Subsidiaries that guarantee our obligations under the Revolving Credit Agreement will guarantee the Notes as of the Issue Date. Pursuant to the terms of the indentures governing each of the Existing Notes, the guarantee of any Subsidiary that provided a guarantee of such Existing Notes is automatically suspended, and such Subsidiary does not constitute a guarantor and does not have any obligations with regard to such Existing Notes, during any period for which such Subsidiary guarantees less than $75 million of our obligations and any Subsidiary’s obligations as a guarantor of our obligations (without duplication) other than the Existing Notes. As of the Issue Date, none of the Subsidiaries that do not guarantee the Revolving Credit Agreement guarantee $75 million or more of such other Indebtedness. Therefore, as of the Issue Date, only those Subsidiaries that guarantee the Revolving Credit Agreement guarantee the Existing Notes and will guarantee the Notes.

If any guarantor is released from its guarantee under or otherwise no longer guarantees any Credit Facility (to the extent such guarantor guarantees any Credit Facility) or any Capital Markets Indebtedness which resulted in the obligation to provide such guarantee, that guarantor will automatically be released from its obligations as a guarantor under the Indenture, and from and after the date of that release, that guarantor will cease to constitute a guarantor of the Notes and will not be a Restricted Subsidiary.

The Indenture will provide that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries (other than in each case to us or an affiliate of ours or any of our Subsidiaries), then that guarantor or the Person acquiring those assets (in the event of a sale or other disposition of all or substantially all of the assets of the guarantor) will be deemed automatically and unconditionally released and discharged from all of its obligations under the Indenture without any further action on the part of the Trustee or any holder of the Notes.

Change of Control Offer

If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the Notes by notifying the noteholders to that effect as described above, we will be required to make an offer (a “Change of Control Offer”) to each holder of Notes to repurchase all or any part of that holder’s Notes on the terms set forth in the Notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest on the Notes that are repurchased to, but excluding, the repurchase date (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be sent to holders of the Notes, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days after the date that notice is sent, other than as may be required by law (a “Change of Control Payment Date”). The notice will, if sent prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date.

On each Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered in response to the Change of Control Offer;

•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased and that all conditions precedent provided for in the Indenture to the Change of Control Offer and to the repurchase by us of Notes pursuant to the Change of Control Offer have been complied with.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party purchases all Notes properly tendered in response to its offer and not withdrawn.

To the extent that we are required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, we will have a similar obligation with regard to the Existing Notes. We may not have sufficient funds to repurchase the Notes and the Existing Notes for cash at that time. In addition, our ability to repurchase the Notes or the Existing Notes for cash may be limited by law or the terms of other agreements relating to our indebtedness that is outstanding at the time. The failure to make a required repurchase of the Notes or the Existing Notes would result in a Default under the Notes.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations under it to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.

For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than to us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; or (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction.

Notwithstanding the foregoing, a transaction (or series of related transactions) will not be deemed to involve a Change of Control under clause (2) above if, either:

(i) (A) we become a direct or indirect wholly-owned subsidiary of a holding company and (B)(1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) the shares of our Voting Stock outstanding immediately prior to such transaction are converted into or exchanged for, a majority of the Voting Stock of such holding company immediately after giving effect to such transaction; or

(ii) (A) Stuart Miller, together with members of his immediate family, directly or indirectly, becomes the beneficial owner of more than 50%, but less than 66 2⁄3%, of our outstanding Voting Stock (measured by voting power rather than number of shares) and (B) immediately after such transaction or transactions, our Class A common stock is listed for trading on the New York Stock Exchange or The NASDAQ Global Market.

The term “person,” as used in this definition, has the meaning given to it in Section 13(d)(3) of the Exchange Act.

The definition of “change of control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Fitch” means Fitch Inc. and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons beyond our control, a “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the Exchange Act that is selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered independently by each of the Rating Agencies and the Notes are rated below an Investment Grade Rating independently by each of the Rating Agencies, in any case on any day during the period (which period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing the earlier of

(i) the first public notice of the occurrence of a Change of Control or (ii) the first public notice of our intention to effect a Change of Control, and ending 60 days following consummation of such Change of Control; provided that a Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business, and its successors.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of that person that is at the time entitled to vote generally in the election of the board of directors of that person.

Certain Covenants

Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien that secures obligations under any Indebtedness upon any of our or its properties or assets, whether owned on the date of original issuance of the Notes (“Issue Date”) or thereafter acquired, unless:

•

if such Lien secures Indebtedness ranking equal in right of payment with the Notes, then the Notes are secured by a Lien on the same properties or assets on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•

if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured by a Lien on the same properties or assets and the Lien securing such Indebtedness is subordinated to the Lien granted to the holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

•	such Lien is a Permitted Lien (as defined below).

The following Liens are “Permitted Liens”:

•

Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•

Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•

Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•

Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•

Liens on model homes, homes held for sale, homes that are under construction or under contract for sale, contracts for the sale of homes, land (improved or unimproved), contracts for the sale of land, project club houses, amenity centers and common areas, manufacturing plants, warehouses, distribution facilities or office buildings, and fixtures and equipment located at or on any of the foregoing or leasehold or other interests in any of the foregoing;

•	Liens securing community development district bonds or similar bonds issued by any governmental authority to accomplish similar purposes;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens on assets and properties of joint ventures or limited partnerships that are not our wholly-owned Subsidiaries or any of the guarantors;

•

Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•

pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which we or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•

Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•

Liens securing Indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which are given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which are limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•

Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•

Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties that are subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Consolidated Net Tangible Assets.

Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:

•

a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities, homes held for sale, homes that are under construction or under contract for sale, land (improved or unimproved), project club houses, amenity centers and common areas, manufacturing plants, warehouses, distribution facilities or office buildings;

•

a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•

a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to (a) the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) or (b) the purchase by us or any Restricted Subsidiary of property substantially similar to the property sold or transferred, in each case, proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•

a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

•	a Sale-Leaseback Transaction (A) between us and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is us or a Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.

Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens which are not Permitted Liens, does not exceed 20% of Consolidated Net Tangible Assets.

Mergers and Consolidations. We may not consolidate with or merge into, or sell or lease our assets substantially as an entirety to, a Person unless:

•

the resulting corporation or the person which acquires or leases our assets (if not us) is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such corporation (if not us) expressly assumes all our obligations under the Notes and all the covenants in the Indenture; and

•	immediately after the transaction, no Event of Default or event which, after notice or lapse of time or both, would be an Event of Default, will have occurred and continue.

Compliance Certificate

We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default that occurred during the preceding fiscal year. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

Events of Default; Notice and Waiver

The following will constitute “Events of Default” under the Indenture, subject to any additional limitations and qualifications included in the Indenture:

•	our failure to pay any interest on the Notes continuing for 30 days after it was due;

•	our failure to pay any principal or redemption price or repurchase price of the Notes when it is due;

•

our failure or the failure of any guarantor to fulfill an obligation to pay Indebtedness for borrowed money existing under any mortgage, indenture or instrument (other than any Non-Recourse Indebtedness incurred by us or any guarantor), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $150 million, and where such acceleration does not cease to exist, or such Indebtedness is not satisfied, in either case, within 30 days after such acceleration;

•	our failure to perform any other covenant or warranty in the Indenture, continuing for 60 days after written notice as provided in the Indenture; and

•	certain events of bankruptcy, insolvency or reorganization with respect to (i) us or (ii) any Significant Subsidiary.

If an Event of Default (other than certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary) has occurred and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all Defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past Defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding as described below. In the case of certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary, the principal amount of the Notes will automatically become and be immediately due and payable.

Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a payment Default or written notice of any Event of Default, the Trustee must send to all holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment Default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders; and provided, further, in the case of any Default with respect to a failure by us or any Restricted Subsidiary to fulfill an obligation to pay Indebtedness for borrowed money, no such notice to holders shall be given until the end of the 30-day grace period referred to above.

The holders of a majority in principal amount of outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture.

The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of the Notes or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The holders of a majority in principal amount of outstanding Notes may waive any past Defaults under the Indenture, except a Default relating to the non-payment of principal or interest, a Default arising from our failure to redeem or repurchase any Notes when required pursuant to the terms of the Indenture or a Default in respect of any covenant that cannot be amended without the consent of each holder affected thereby.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. No holder of the Notes may pursue any remedy under the Indenture or the Notes, except in the case of a Default due to the non-payment of principal or interest on the Notes, unless:

•	the holder has given the Trustee written notice of a Default;

•	the holders of at least a majority in principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding Notes; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

To the extent any holder or holders request the Trustee to take any action, the holder or holders are required to offer to the Trustee indemnity or security reasonably satisfactory to it against any costs, liability or expense of the Trustee.

The Indenture will require us (i) every year to deliver to the Trustee a statement as to performance of our obligations under the Indenture and as to any Default, and (ii) to deliver to the Trustee prompt notice of any Default.

The Indenture will provide that if an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.

Payments of the redemption price, the Change of Control repurchase price, or principal and interest that are not made when due will accrue interest per annum at the then-applicable interest rate plus one percent from the required payment date.

Modifications of the Indenture

With the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or the rights of the holders of the Notes. However, without the consent of each holder of Notes that is affected, we cannot, among other actions:

•	extend the stated maturity of any Note;

•	reduce the rate or extend the time for the payment of interest on any Note;

•	reduce the principal amount of any Note or the redemption price, or change the time at which or the circumstances under which the Notes may or must be redeemed;

•	impair the right of a holder to receive payment of principal of or interest on such holder’s Notes on or after the due dates of such Notes or to institute suit for the payment of any Note;

•	change the currency in which the Notes are payable; or

•	release any guarantor except as provided in the Indenture and described under “The Guarantees.”

In addition, without the consent of the holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the holders of which are required to consent to any such amendment or to waive a Default or Event of Default as described under “Events of Default, Notice and Waiver.”

We and the Trustee may modify the Indenture without notice to or the consent of any holder in order to make certain minor changes that do not adversely affect the holders of the Notes and to conform the text of the Indenture or the Notes (or any guarantee of the Notes) to any corresponding provisions of the “Description of Debt Securities” or “Description of Notes” or similar provisions in any prospectus filed in respect of the Notes (including any prospectus supplement).

Notices

Except as otherwise provided in this “Description of Notes” or the Indenture, notices to holders of the Notes will be given by mail to the addresses of holders of the Notes as they appear in the Notes register; provided that notices given to holders holding Notes in book-entry form may be given through the facilities of DTC or any successor depositary.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or partner of Lennar Corporation, or any successor or any subsidiary of the foregoing, as such, will have any liability for any obligations of Lennar Corporation or any Subsidiary under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Unclaimed Money

If money deposited with the Trustee or a Paying Agent for the payment of principal of, or premium, if any, or accrued and unpaid interest on, the Notes remains unclaimed for two years, the Trustee and Paying Agent will pay the money back to us upon our written request. However, the Trustee and Paying Agent have the right to withhold paying the money back to us until they publish, at our expense, in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the Trustee or Paying Agent pays the money back to us, holders of Notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to the money will cease.

Governing Law

The Notes and the Indenture, and any claim, controversy or dispute arising under or related to the Indenture or the Notes, will be governed by, and construed in accordance with, the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

Form, Denomination, Exchange, Registration and Transfer

The Notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $2,000 principal amount and integral multiplies of $1,000 in excess of that amount.

If there are certificated Notes, holders may present certificated Notes for registration of transfer and exchange at the office maintained by us for such purpose, which will initially be an office or agency of the Trustee.

Global Notes

The Notes will be issued in the form of one or more global notes that will be deposited with the Trustee as custodian for DTC. Holders will receive interests in the global notes. Interests in the global notes will be issued only in denominations of $2,000 principal amount or integral multiples of $1,000 in excess of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a global note may not be transferred except as a whole to a nominee of DTC for such global note, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor depositary or a nominee of such successor depositary.

Payment and Paying Agent

We will maintain an office or agent in the United States where we will pay the principal on the Notes, and a holder may present Notes for registration of transfer or exchange for other denominations, which shall initially be an office or agency of the Trustee.

Payments on the Notes represented by the global notes will be made to DTC, or its nominee, as the case may be, as the registered owner of the global notes, in immediately available funds.

Book-Entry, Delivery and Settlement

We will issue the Notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has informed us that DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC holds securities for its participating organizations that its participants (collectively, the “participants”) deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC’s participants or DTC’s indirect participants. We are providing the following descriptions of the operations and procedures of DTC to the holders solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and each holder is urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes.

•

Ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

•

Payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC’s rules and will be settled in immediately available funds.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

As long as the Notes are represented by one or more global notes, DTC’s nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment, repurchase or conversion of the Notes. Notice by participants or indirect participants or by owners of beneficial interests in a global note held through such participants or indirect participants of the exercise of the option to require purchase of beneficial interests in Notes represented by a global note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC’s nominee will timely exercise a right to purchase with respect to a particular note, the beneficial owner of such note must instruct the broker or the participant or indirect participant through which it holds an interest in such note to notify DTC of its desire to exercise a right to purchase. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. We will not be liable for any delay in delivery of notices of the exercise of the option to elect purchase.

Notes represented by a global note will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) an Event of Default under the Indenture occurs and is continuing.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

Concerning the Trustee

The Bank of New York Mellon is the Trustee under the Indenture and will be appointed by us as the initial Paying Agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee is the trustee under indentures relating to the Existing Notes in addition to the Notes. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

•	delivering to the Trustee for cancellation all outstanding Notes; or

•

depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash and/or U.S. Government Obligations sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

•	the remaining rights of registration of transfer, substitution and exchange of the Notes;

•

the rights of holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of holders, as beneficiaries with respect to the amounts, if any, that are deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indenture.

Certain Definitions

The following are definitions of certain of the terms used in the Indenture.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP; provided that only those leases that would constitute capital leases in conformity with GAAP as of December 31, 2018 shall be considered capital leases for purposes of all financial definitions and calculations for purpose of the Fifteenth Supplemental Indenture.

“Capital Markets Indebtedness” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (a) a public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), (b) a private placement to institutional investors that is resold in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC or (c) a private placement to institutional investors. For the avoidance of doubt, the term “Capital Markets Indebtedness” does not include any Indebtedness under the Notes or the Credit Facilities, Indebtedness incurred in connection with a sale and leaseback transaction, Indebtedness incurred in the ordinary course of business of the Company, Capital Lease Obligations or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar Corporation and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

•

all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to ASC No. 715;

•	investments in subsidiaries that are not Restricted Subsidiaries; and

•

all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Credit Facilities” means the Revolving Credit Agreement and the Delayed Draw Term Loan Credit Agreement.

“Default” means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

“Delayed Draw Term Loan Credit Agreement” means the credit agreement governing the Delayed Draw Term Loan Facility, together with the related documents thereto (including the term loans thereunder and reimbursement obligations related thereto and any guarantees), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such Person, and all Indebtedness, contingent or otherwise, incurred or assumed by such Person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such Person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

•

any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of Indebtedness, if permitted under the instrument creating or evidencing such Indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depositary either on or before the maturity or redemption date thereof;

•	any Indebtedness of such Person to any of its subsidiaries or of any subsidiary to such Person or any other subsidiary; or

•

any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such Indebtedness is limited to the assets of such projects.

“holder” means a Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, with respect to us or any Subsidiary, and without duplication:

(a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s Indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

(b) all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as Capital Lease Obligations on our balance sheet;

(d) any Indebtedness of others described in clauses (a) through (c) that we or such Subsidiary has guaranteed to the extent of such guarantee;

(e) any Indebtedness of others described in clauses (a) through (c) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the Indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; provided that the amount of the Indebtedness of such Person shall be the lesser of (a) the fair market value of such property and (b) the amount of such Indebtedness of such other Persons; and

(f) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any Indebtedness, obligation or liability of the kind described in clauses (a) through (e).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date; provided that the amount of any Indebtedness under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capital Lease Obligations.

“Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

“Non-Recourse Indebtedness” means any of our Indebtedness or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such Indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, or breaches of warranties or representations in respect of Indebtedness, will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

“Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

“Paying Agent” means the office or agency designated by us where the Notes may be presented for payment.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, joint-stock company, trust, unincorporated organization or other entity, or any government, or any government agency or political subdivision.

“Restricted Subsidiary” means (a) all existing wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries, other than finance company subsidiaries and any foreign Subsidiaries, and (b) all future wholly-owned (i.e., directly or indirectly 100% owned) Subsidiaries that become guarantors, in each case, until such time as such Subsidiary is released in accordance with the terms of the Indenture. See “Description of Notes—The Guarantees.”

“Revolving Credit Agreement” means that certain Ninth Amended and Restated Credit Agreement, dated as of November 25, 2024, by and among, inter alios, us (i.e. Lennar Corporation), the several banks and other financial institutions or entities from time to time parties to this Agreement (the “Lenders”), and JPMorgan Chase Bank, N.A., as the issuing lender and the administrative agent, together with the related documents thereto (including the revolving loans thereunder, any letters of credit and reimbursement obligations related thereto and any guarantees), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (a) a manufacturing facility, project club house, amenity center and common area, office building, warehouse or distribution facility whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (b) another property (not including a model home) or group of properties which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar Corporation or a Restricted Subsidiary.

“Significant Subsidiary” means any Subsidiary of the Company which would constitute a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

“Subsidiary” means (a) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (b) a partnership, of which we or any Subsidiary is the sole general partner and of which the Company or a Subsidiary owns at least 25% in value of the equity.

“Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on Form 10-Q.

“U.S. Government Obligations” means direct obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax considerations to you relating to purchasing, owning and disposing of Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), legislative history, administrative pronouncements and practices of the Internal Revenue Service (“IRS”), judicial decisions and final, temporary and proposed Treasury regulations, all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or interpretation may adversely affect the accuracy of this discussion. We can provide no assurance that the tax consequences described in this discussion will not be challenged by the IRS or that any such challenge will not be sustained by a court.

This summary assumes that, except where otherwise specifically noted, you will acquire Notes on original issue at their “issue price” for U.S. federal income tax purposes (generally, the first price at which a substantial amount of the Notes is sold by the underwriters for money to investors) and will hold them as capital assets. It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. This summary also does not address any aspects of U.S. federal tax laws other than U.S. federal income tax laws; such as U.S. federal estate and gift tax laws. In addition, this summary does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law including, without limitation:

•	financial institutions, banks, and thrifts;

•	insurance companies;

•	tax-exempt entities, retirement plans, individual retirement accounts, and tax-deferred accounts;

•	S corporations, controlled foreign corporations, passive foreign investment companies, regulated investment companies and real estate investment trusts and shareholders in such entities;

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal tax purposes, and beneficial owners of pass-through entities;

•	certain U.S. expatriates;

•	U.S. holders (as defined below) who hold their Notes through a non-U.S. intermediary;

•	traders and dealers in securities or currencies;

•	persons subject to Medicare contribution tax;

•	persons subject to any alternative minimum tax;

•	persons subject to the special tax accounting rules requiring their income to be taken into account in accordance with an applicable financial statement under Section 451(b) of the Code;

•	persons holding Notes as part of a constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons whose functional currency is not the U.S. dollar; and

•	persons that acquire the Notes offered hereby for a price other than their issue price.

If a partnership, including an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the Notes, the treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Such partnerships and partners in such partnerships should consult their tax advisors about the tax consequences to them of purchasing, owning and disposing of Notes.

It is expected, and this summary assumes, that the Notes will be issued at a price that does not result in original issue discount for U.S. federal income tax purposes.

You should consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the Notes arising under the federal estate or gift tax rules, under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

As used in this section, the term “U.S. holder” means the beneficial owner of a Note that is for U.S. federal income tax purposes either:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or that has made a valid election to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of a Note that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Contingent Payments

We may be required to pay amounts in excess of the stated interest and principal payable on the Notes or to pay stated interest or principal prior to their scheduled payment dates, in each case, to some or all of the holders of the Notes under certain circumstances. See for example “Offer to Repurchase Upon a Change of Control Triggering Event” and “Redemption at our Option.” It is possible that the requirement to make such payments could cause the Notes to be “contingent payment debt instruments” for U.S. federal income tax purposes. If the Notes were characterized as contingent payment debt instruments for such purposes, the timing and amount of income inclusions in respect of the Notes and the character of such income recognized may be materially different from the consequences in this summary.

Under the Treasury Regulations regarding contingent payment debt instruments, one or more contingencies will be disregarded in determining whether a debt instrument is a contingent payment debt instrument if such contingencies, in the aggregate, are considered remote or incidental. We intend to take the position that the Notes are not contingent payment debt instruments because we believe that the foregoing contingencies are, in the aggregate, remote or incidental. This position is binding on all holders unless the holder of a Note discloses its differing position in a statement attached to its U.S. federal income tax return for the taxable year during which the Note was acquired, but is not binding on the IRS. Holders should consult their own tax advisors regarding the consequences to them if the Notes were considered contingent payment debt instruments. The remainder of this discussion assumes that the Notes are not contingent payment debt instruments.

U.S. Holders

Taxation of Interest

A U.S. holder generally will include in gross income (as ordinary income) payments of stated interest received or accrued on a Note, in accordance with its usual method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes

A U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement, redemption or other taxable disposition of a Note equal to the difference between the amount realized upon such disposition and the holder’s adjusted basis in the Note. Generally, any gain or loss will be capital gain or loss.

Backup Withholding and Information Reporting

We will, where required, report to U.S. holders and the IRS the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, from those payments. A U.S. holder may be subject to backup withholding tax, currently at a 24% rate with respect to payments made on the Notes as well as proceeds from the disposition of Notes unless such U.S. holder:

•	is a corporation or is otherwise exempt from withholding and, when required, demonstrates its exemption; or

•

provides a taxpayer identification number, certifies that the IRS has not notified it that it is subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A U.S. holder who does not provide the payor with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. Holders

Taxation of Interest

Subject to the discussion below regarding the Foreign Account Tax Compliance Act (“FATCA”) and backup withholding, interest received or accrued on the Notes by a non-U.S. holder will not be subject to U.S. federal income taxes or withholding tax if that interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and such non-U.S. holder:

•	does not actually or constructively own stock possessing 10% or more of the total combined voting power of our outstanding stock;

•	is not a “controlled foreign corporation” with respect to which we are a “related person”; and

•	appropriately certifies as to its non-U.S. status.

A non-U.S. holder can generally meet this certification requirement by providing a properly completed and executed Form W-8BEN, Form W-8BEN-E or appropriate substitute form to the applicable withholding agent. If the non-U.S. holder holds the Notes through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will generally be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then generally be required to provide appropriate certifications, including IRS Form W-8IMY (or successor form), to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder does not qualify for an exemption under these rules, interest income will be subject to withholding tax at the rate of 30% at the time the interest is paid, unless the non-U.S. holder provides to the applicable withholding agent, as applicable, with a properly completed and executed IRS Form W-8BEN or Form W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding due to the benefit of an applicable U.S. income tax treaty, or IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s U.S. trade or business. If a non-U.S. holder is engaged in a trade or business in the United States and interest on a Note is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, the non-U.S. holder maintains a “permanent establishment” or “fixed base” in the United States to which the income is attributable) the non-U.S. holder will be subject to U.S. federal income tax on a net income basis at the rates generally applicable to U.S. persons. In addition, if a non-U.S. holder is a foreign corporation and the payment of interest is effectively connected with the non-U.S. holder’s U.S. trade or business, the non-U.S. holder may be subject to a 30% branch profits tax (or a lower rate, if available under an applicable treaty) on its effectively connected earnings and profits subject to certain adjustments.

Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax on any amount which constitutes gain upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, unless either of the following is true:

•	The non-U.S. holder’s gain (if any) on the Note is effectively connected with a U.S. trade or business; or

•

The non-U.S. holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year within which such disposition takes place and certain other conditions exist.

If the non-U.S. holder has a U.S. trade or business and the investment in the Notes is effectively connected with such U.S. trade or business (and, if required by an applicable U.S. income tax treaty, such non-U.S. holder maintains a “permanent establishment” or “fixed base” in the United States to which the income is attributable) the payment of the sale proceeds with respect to the Notes would be subject to U.S. federal income tax on a net basis at the rate generally applicable to U.S. persons. In addition, a foreign corporation may be subject to a 30% branch profits tax (or a lower rate, if available under an applicable treaty) on its effectively connected earnings and profits subject to certain adjustments if the foreign corporation’s investment in a Note is effectively connected with its U.S. trade or business.

An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale exchange, retirement, redemption or other taxable disposition of the Notes will be subject to a flat 30% tax (or lower applicable treaty rate) on the gain derived from such disposition, which gain may be offset by certain U.S. source capital losses.

FATCA

Under the U.S. tax rules known as FATCA, a holder of Notes will generally be subject to 30% U.S. withholding tax on interest payments on the Notes if the holder is not FATCA compliant, or holds its Notes through a foreign financial institution or certain other non-U.S. entities that are not FATCA compliant. In order to be treated as FATCA compliant, a holder must provide us or an applicable financial institution certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by intergovernmental agreements between the United States and other relevant jurisdictions. Payments of interest that a holder receives in respect of the Notes could be affected by this withholding if the holder is subject to the FATCA information reporting requirements and fails to comply with them or if the holder holds Notes through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these and other reporting requirements (even if payments to the holder would not otherwise have been subject to FATCA withholding if held directly by such holder).

Documentation that holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners. Prospective investors should consult their own tax advisers about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the Notes.

Backup Withholding and Information Reporting

We will generally file information returns with the IRS with respect to interest payments we make to non-U.S. holders. Backup withholding generally will not be required with respect to interest paid to a non-U.S. holder to the extent that such non-U.S. holder provides to us the documentation described above in “Non-U.S. holders—Taxation of Interest” or the non-U.S. holder is an exempt recipient.

Information reporting requirements and, depending on the circumstances, backup withholding tax will apply to any payment of the proceeds of the sale, exchange, retirement, redemption or other disposition of a Note by a non-U.S. holder when such disposition is effected within the United States or conducted through certain U.S. related financial intermediaries, unless the beneficial owner properly certifies under penalty of perjury that it is a non-U.S. holder or the beneficial owner otherwise establishes its right to an exemption.

Copies of any of the foregoing information returns may also be made available to the tax authorities in the country in which a non-U.S. holder resides.

If you are a non-U.S. holder, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from information reporting and backup withholding, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE SUMMARY ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO INVESTORS WITH RESPECT TO THEIR ACQUISITION, OWNERSHIP OR DISPOSITION OF NOTES, AND INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the Notes by (i) “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, individual retirement accounts and other arrangements that are subject to Title 1 Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or (iii) plans or retirement arrangements that are subject to provisions of any state, local or other laws or regulations that are substantially similar to Section 406 of ERISA or Section 4975 of the Code (collectively, “Similar Laws”) and (iv) entities or accounts whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii) pursuant to ERISA any Similar Law (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”).

This summary is general in nature and does not address every issue pertaining to ERISA, the Code or Similar Law that may be applicable to us, the Notes or a particular investor. Accordingly, each prospective investor, including Plan fiduciaries, should consult with his, her or its own advisors or counsel with respect to the advisability of an investment in the Notes, and potentially adverse consequences of such investment, including, without limitation, certain ERISA-related issues that affect or may affect the investor with respect to this investment and the possible effects of changes in the applicable laws.

General Fiduciary Matters

ERISA imposes certain requirements on Plans subject to Title I of ERISA (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to such ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. Prior to purchasing any Notes, fiduciaries of ERISA Plans should evaluate whether the acquisition and holding of the Notes is prudent and in the interests of the ERISA Plan, considering, among other things, the role that the Notes would play in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors associated with the investment, the composition of the ERISA Plan’s total investment portfolio with regard to diversification, the liquidity and current return of the ERISA Plan’s portfolio relative to its anticipated cash flow needs, and the projected return of the ERISA Plan’s portfolio relative to its objectives.

Each Plan fiduciary should determine whether an investment in the Notes is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation, the prudence, diversification, delegation of control, conflict of interest and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Further, each Plan should also consider the fact that none of the Company, the underwriters or any of their affiliates, other than an affiliate of an underwriter that is a named fiduciary (or a fiduciary appointed by a named fiduciary) with respect to the management of the assets of the applicable Plan and acting in accordance with an applicable individual prohibited transaction exemption (the applicable conditions of which are satisfied) (each, a “Transaction Party”), will act as a fiduciary to any Plan with respect to the decision to invest such Plan’s assets in the Notes pursuant to this offering. No Transaction Party is undertaking to provide any advice or recommendation, including, without limitation, in a fiduciary capacity with respect to a prospective Plan’s decision to invest in the Notes pursuant to this offering, and such decision must be made on an arm’s length basis.

Prohibited Transaction Considerations

Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of a Plan subject to ERISA and/or Section 4975 of the Code and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. To the extent that such a Plan engages in a prohibited transaction for which no exemption is available, the fiduciary that caused the Plan to engage in the transaction may be subject to liability. Additionally, the party in interest or disqualified person involved in the prohibited transaction may be subject to excise taxes under ERISA and the Code.

Any Plan fiduciary which proposes to cause a Plan to purchase the Notes should consult with its counsel regarding the applicability of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding of any Notes is in accordance with the documents and instruments governing the Plan and will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

The fiduciary of a Plan that is subject to ERISA and/or Section 4975 of the Code that proposes to purchase and hold any Notes should consider, among other things, whether such purchase and holding may involve a prohibited transaction, including, without limitation, (i) the direct or indirect extension of credit between a Plan and a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. The purchase and/or holding of the Notes by such a Plan with respect to which the Company or the underwriters, among others, are or become a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the Notes are acquired and held in accordance with an applicable exemption.

Certain exemptions from the prohibited transaction rules of Section 406 of ERISA and Section 4975 of the Code could be applicable to the purchase and holding of Notes by a Plan subject to ERISA and/or Section 4975 of the Code, depending on the type and circumstances of the fiduciary making the decision to acquire such Notes and the relationship of the party in interest or disqualified person to the Plan. Included among these exemptions are:

Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of a Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction. In addition, the U.S. Department of Labor has issued certain administrative prohibited transaction exemptions that may apply to the purchase and holding of Notes, including Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23 (relating to transactions directed by an in-house asset manager).

Each of these exemptions contains conditions and limitations on its application, and there can be no assurance that any of these exemptions or any other exemption will be available with respect to any particular transaction involving the Notes. Fiduciaries of Plans subject to ERISA and/or Section 4975 of the Code should consult with their counsel regarding the availability of any exemption before purchasing any Notes.

If the investor is a Plan that is not subject to ERISA and/or Section 4975 of the Code, the investor should consider whether the acquisition and holding of the Notes meets all requirements of, and is consistent with and within the limits of, any Similar Law. Fiduciaries of such Plans should consult with their counsel before purchasing any Notes to determine the suitability of the Notes for such plan and the need for, and the availability, if necessary, of any exemptive relief under any such Similar Laws.

Consultation with Counsel

The foregoing discussion is general in nature and is not intended to be comprehensive; neither the Company nor the underwriters make any representation that the purchase or holding of such Notes meets the relevant legal requirements with respect to any particular investor. The complexity of these rules, and the severity of potential penalties, make it particularly important that fiduciaries or other persons considering an acquisition of Notes on behalf of or with the plan assets of any Plan consult with its counsel regarding the suitability of an acquisition of the Notes in light of such prospective purchaser’s particular circumstances.

Deemed Representation

By its acceptance of any Note or any interest in a Note, the purchaser of the Note will be deemed to have represented and warranted that either:

(1) it is not acquiring or holding such Note or an interest in it with the assets of a Plan; or

(2) the acquisition and holding of such Note by it will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any provisions of any applicable Similar Law, and none of the Transaction Parties is its fiduciary in connection with its investment in such Note pursuant to the offering described in this prospectus supplement.

UNDERWRITING

BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Name	Principal Amount of Notes
BofA Securities, Inc.	$
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Wells Fargo Securities, LLC.

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

In the underwriting agreement, we have agreed that:

(a)

We will not, during the period beginning on the date of this prospectus supplement and continuing to and including the date of closing of this offering, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any of our affiliate or any person in privity us or any of our affiliates, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, of any of our debt securities (other than the notes offered hereby and any commercial paper notes that are exempt from registration by reason of Section 3(a)(3) of the Act).

(b)

We will indemnify the underwriters and their respective affiliates, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make because of any of those liabilities.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed  % of the principal amount per Note. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed  % of the principal amount per Note. If not all the Notes are sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount per Note).

Paid by Lennar
Per Note		%

Total	$

We estimate that our expenses with regard to this offering will be approximately $    . The underwriters have agreed to reimburse us for certain fees and expenses included in those expenses.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase Notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We expect to deliver the Notes against payment for the Notes on or about the date specified in the last paragraph on the cover page of this prospectus supplement, which will be the   business day following the date of the pricing of the Notes. In accordance with Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before the Notes are delivered will be required, by virtue of the fact that the Notes initially will settle in T+ , to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Other Relationships

The underwriters and their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time, for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses. Among other things, affiliates of certain of the underwriters are agents and/or lenders in our Revolving Credit Agreement and have entered into other credit arrangements with us and have received and will continue to receive customary fees in connection therewith. In addition, affiliates of certain of the underwriters will act as agents and/or lenders under our Delayed Draw Term Loan Facility and if it becomes effective will receive customary fees in connection therewith. To the extent that any of the proceeds of this offering are used to repay indebtedness under our Revolving Credit Agreement or under these other credit arrangements, these affiliates will receive all or a portion of the proceeds from this offering. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The Notes described in this prospectus supplement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been, or will be, prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the attached prospectus have been prepared on the basis that any offer of notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Neither this prospectus supplement nor the attached prospectus is a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is not being distributed by nor has it been approved by an authorized person in the United Kingdom for the purposes of section 21 of the FSMA. This prospectus supplement may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Consequently, this prospectus supplement and any other material in relation to the Notes described in this prospectus supplement are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) outside the United Kingdom, (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or its contents. The Notes described in this prospectus supplement are not being offered to the public in the United Kingdom.

Prohibition of Sales to United Kingdom Retail Investors

The Notes described in this prospectus supplement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the

United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the UK PRIIPs Regulation for offering, selling or distributing the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of such Notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of such notes. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation.

Notice to Prospective Investors in Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or an invitation to the public within the meaning of the Securities and Futures Ordinance(Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of under the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (“MAS”). Accordingly, prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA), pursuant to Section 275(1A), or any person pursuant to Section 2751(a) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, Securities or securities based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (ii) where no consideration is given for the transfer, (iii) where the transfer is by operation of law, (iv) as specified in Section 276(7) of the SFA or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and securities based Derivative’s Contracts) Regulation 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products). Any reference to any term as defined in the SFA, or any provision of the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notice to Prospective Investors in Dubai International Financial Center

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement, nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has been or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the Notes offered by this prospectus supplement. The underwriters are being represented in connection with this offering by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Lennar Corporation as of November 30, 2024 and 2023, and for the three years in the period ended November 30, 2024, and the related financial statement schedules, incorporated in this prospectus supplement by reference from Lennar’s Annual Report on Form 10-K, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Please note that the SEC’s website is included in this prospectus supplement and the accompanying prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and should not be considered to be part of this prospectus supplement or the accompanying prospectus, except as described in the following paragraph.

We “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus supplement, the accompanying prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the Notes offered by this prospectus supplement have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein or in the accompanying prospectus by a reference to a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the fiscal year ended November 30, 2024 filed with the SEC on January 23, 2025;

•	our Quarterly Report on Form 10-Q for the quarter ended February 28, 2025 filed with the SEC on April 4, 2025; and

•	our Current Reports on Form 8-K filed with the SEC on January 13, 2025, January 15, 2025, January 21, 2025, February 7, 2025 (excluding Item 7.01) and April 11, 2025.

We will provide to each person to whom a copy of this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement. We will provide this information at no cost to the requester upon written request addressed to Lennar Corporation, 5505 Waterford District Drive, Miami, Florida 33126, Attention: Office of the General Counsel, or upon oral request by calling our Office of the General Counsel at (305) 559-4000.

Prospectus

LENNAR CORPORATION

Class A Common Stock

Class B Common Stock

Preferred Stock

Participating Preferred Stock

Depositary Shares

Debt Securities

Warrants

Units

We or holders of our securities (“selling stockholders”) may from time to time offer to sell our Class A common stock, Class B common stock, preferred stock (which we may issue in one or more series), participating preferred stock, depositary shares representing shares of our common stock or of our preferred stock, debt securities (which we may issue in one or more series and which may or may not be guaranteed by some or all of our subsidiaries), warrants entitling the holders to purchase one or more classes or series of these securities or units consisting of two or more of these classes or series of securities.

We or selling stockholders may offer and sell these securities to or through one or more underwriters, dealers or agents as designated from time to time, or directly to purchasers, on a continuous or delayed basis. These securities also may be resold by security holders. When we or selling stockholders offer securities, we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities and of the offering, including the offering price of the securities. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “LEN” and our Class B common stock is listed on the New York Stock Exchange under the symbol “LEN.B.” We will make application to list any shares of Class A common stock or Class B common stock sold pursuant to a supplement to this prospectus on the New York Stock Exchange (unless the Class A or Class B common stock no longer is listed on that exchange). We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek the listing of any securities, the prospectus supplement will disclose the exchange or market.

Investing in our securities involves risk. See “Risk Factors” on page 2 of this prospectus. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 2, 2023.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any related offering material issued or authorized by us. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus, any prospectus supplement or in any such offering material is accurate as of any date other than the dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any securities or combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the securities that are being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” or similar headings.

In this prospectus, except as otherwise indicated, the terms “Company,” “we,” “us” or “our” refer to Lennar Corporation and all entities included in our consolidated financial statements.

LENNAR CORPORATION

We are the second largest homebuilder in the United States by deliveries, revenues and net earnings, an originator of residential and commercial mortgage loans, a provider of title insurance and closing services and a developer of multifamily rental properties. In addition, we are a sponsor and manager of funds and joint ventures engaged in development and ownership of multifamily rental properties and a sponsor and manager of a fund engaged in ownership of single family rental properties. We also have investments in companies that are engaged in applying technology to improve the homebuilding industry and real estate related aspects of the financial services industry. Our homebuilding operations are the most substantial part of our business, generating $32 billion in revenues, or approximately 95% of consolidated revenues, in fiscal 2022.

We are a Delaware corporation founded in 1954. Our principal offices are at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in our Company described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC and incorporated by reference in this prospectus. A prospectus supplement applicable to securities we offer will also contain a discussion of any material risks applicable to the particular type of securities we are offering under that prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “will” or other words of similar meaning. Some of them are opinions formed based upon general observations, anecdotal evidence and industry experience, but that are not supported by specific investigation or analysis.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: slowdowns in real estate markets in regions where we have significant Homebuilding or Multifamily development activities; decreased demand for our homes, either for sale or for rent, or Multifamily rental apartments; the potential impact of inflation; the impact of increased cost of mortgage financing for homebuyers, increased interest rates or increased competition in the mortgage industry; supply shortages and increased costs related to construction materials and labor; cost increases related to real estate taxes and insurance; the effect of increased interest rates with regard to our funds’ borrowings on the willingness of the funds to invest in new projects; reductions in the market value of the Company’s investments in public companies; natural disasters or catastrophic events for which our insurance may not provide adequate coverage; our inability to successfully execute our strategies, including our land lighter strategy and our planned spin-off of certain businesses; a decline in the value of the land and home inventories we maintain and resulting possible future writedowns of the carrying value of our real estate assets; the forfeiture of deposits related to land purchase options we decide not to exercise; the potential negative impact to our business of the coronavirus (COVID-19) pandemic; possible unfavorable losses in legal proceedings; changes in general economic and financial conditions that reduce demand for our products and services, lower our profit margins or reduce our access to credit; our inability to acquire land at anticipated prices; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the possibility that the benefit from our increasing use of technology will not justify its cost; increased competition for home sales from other sellers of new and resale homes; becoming unable to pay down debt; government actions or other factors that might force us to terminate our program of repurchasing our stock; the failure of the participants in various joint ventures to honor their commitments; difficulty obtaining land-use entitlements or construction financing; new laws or regulatory changes that adversely affect the profitability of our businesses; our inability to refinance our debt on terms that are as favorable as our current arrangements; and changes in accounting conventions that adversely affect our reported earnings.

The list of risks above is not exhaustive. New risk factors emerge from time to time and it is not possible for management to predict all risks that might affect our business. Nothing in this prospectus is intended to give assurance regarding our future results or achievements. You should not place undue reliance on the forward-looking statements contained or incorporated in this prospectus, which speaks only as of its date.

Please see our Form 10-K for the fiscal year ended November 30, 2022 and our other filings with the SEC for a further discussion of these and other risks and uncertainties which could affect our future results. We undertake no obligation, other than those imposed by securities laws, to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures, acquiring and developing land and repaying or repurchasing existing debt. Pending use for these purposes, we may invest proceeds from the sale of the securities in short-term marketable securities. Unless the applicable prospectus supplement indicates otherwise, we will not receive any proceeds from the sale of securities by selling stockholders.

SELLING STOCKHOLDERS

We may register securities covered by this prospectus to permit selling stockholders to resell their securities. We may register securities for resale by selling stockholders by filing a prospectus supplement with the SEC. The prospectus supplement would set forth information about the selling stockholders, including their names, the amounts of their securities that will be sold, their beneficial ownership of the securities and their relationship with us.

DESCRIPTION OF DEBT SECURITIES

The following is a description of the general terms and provisions that may apply to debt securities we offer. The particular terms of any debt securities that are offered will be described in the prospectus supplement relating to those debt securities, which may add, update or change the terms described in this prospectus. To review the terms of any debt securities offered by this prospectus, you must review both this prospectus and the relevant prospectus supplement.

We may issue debt securities under either (a) an indenture dated as of December 31, 1997, with The Bank of New York Mellon, as trustee (the “current indenture”), or (b) one or more other indentures with that or another trustee. We may supplement any of these indentures from time to time. The following paragraphs describe the provisions of the current indenture. We have filed the current indenture, as an exhibit to Registration Statement File No. 333-45527, at which time the trustee was J.P. Morgan Trust Company, N.A., the successor in interest to the original trustee, The First National Bank of Chicago. You can inspect that indenture as described under “Where You Can Find More Information”.

General

The debt securities will be direct obligations of our Company and may be either senior debt securities or subordinated debt securities. Some or all of the co-registrants under the registration statement which includes this prospectus (each of which is our direct or indirect wholly-owned subsidiary) may guaranty our payment of debt securities issued under this prospectus. In addition, the debt securities may be secured by the shares of some or all of our subsidiaries or by other assets. None of the indentures relating to our currently outstanding debt securities limits the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. An indenture or a supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular issues or series of debt securities. Each prospectus supplement will describe:

•	the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

•	any limit upon the aggregate principal amount of the issue or series of debt securities which we may issue;

•	the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

•

the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

•	the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

•	whether our obligations with regard to the debt securities are guaranteed by some or all of our subsidiaries;

•	whether our obligations with regard to the debt securities are secured by shares of some or all of our subsidiaries or by other assets;

•

the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

•	any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

•	the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any contingent conversion provisions;

•	any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•	the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	any special or modified events of default or covenants with respect to the debt securities; and

•	any other material terms of the debt securities.

None of the indentures relating to Lennar Corporation’s currently outstanding debt securities contains any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities, or future indentures, may contain provisions of that type.

We may issue debt securities at a discount from, or at a premium to, their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount or at a premium.

If the principal of, premium, if any, or interest, if any, with regard to any series of debt securities is payable in a foreign currency, then in the prospectus supplement relating to those debt securities, we will describe any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

Form of Debt Securities

We may issue debt securities in registered form without coupon, unless otherwise provided in a supplemental indenture relating to a particular issue or series of debt securities.

We may issue debt securities of an issue or a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that issue or series. We may deposit the global certificates with depositaries, and the global certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

Events of Default and Remedies

An event of default with respect to each issue or series of debt securities will include:

•	our default in payment of the principal of or premium, if any, on debt securities of the issue or series beyond any applicable grace period;

•

our default for 30 days or a different period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of the issue or series;

•	our default for 60 days after notice or a different period specified in a supplemental indenture, which may be no period, in the observance or performance of any other covenants in the indenture; and

•	certain events involving our bankruptcy, insolvency or reorganization.

Supplemental indentures relating to particular issues or series of debt securities may include other events of default.

The current indenture provides that the trustee may withhold notice to the holders of any issue or series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders to do so.

The current indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the issue or series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the debt securities of that issue or series to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the issue or series of debt securities then outstanding.

The holders of a majority of the outstanding principal amount of an issue or series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

A prospectus supplement will describe any additional or different events of default which apply to any issue or series of debt securities.

Modification of an Indenture

We and the trustee under an indenture may:

•	without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

•

with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

•

with the consent of the holders of not less than a majority in outstanding principal amount of any issue or series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that issue or series of debt securities.

However, we may not:

•

extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any other of our securities, without the consent of each holder of debt securities who will be affected; or

•

reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of a series which will be affected.

Mergers and Other Transactions

The current indenture provides that we may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and (2) with regard to each issue or series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

Guarantees

Debt securities may be guaranteed by some or all of our wholly-owned subsidiaries. Those guarantees may remain in effect for the life of the guaranteed debt securities, or may terminate on the occurrence of specified events or circumstances. The prospectus supplement describing an issue of debt securities that are guaranteed by some or all of our wholly-owned subsidiaries will identify the guarantor subsidiaries, either by name or by category, and will describe the terms of the guarantee, including any conditions to its effectiveness and any events or circumstances under which it will be suspended or terminate.

Concerning the Trustees

The Bank of New York Mellon, the trustee under our current indenture, or its affiliates, provide, and may continue to provide, loans and banking services to us in the ordinary course of their businesses.

Governing Law

Each of our indentures, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

DESCRIPTION OF WARRANTS

Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

•

the securities which may be purchased by exercising the warrants (which may be Class A common stock, Class B common stock, preferred shares, participating preferred shares, debt securities, depositary shares or units consisting of two or more of those types of securities);

•	the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

•	the period during which the warrants may be exercised;

•	any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

•	the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

•	any other material terms of the warrants.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), relating to the rights of holders of our capital stock.

Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and By-Laws, as amended (“By-Laws”), which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of Delaware law. At the date of this prospectus, we were authorized to issue up to 400,000,000 shares of Class A common stock, $0.10 par value, 90,000,000 shares of Class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. As of December 31, 2022, 253,539,060 shares of our Class A common stock, 36,161,355 shares of our Class B common stock and no shares of participating preferred stock or preferred stock were outstanding. Our Class A common stock is listed on the New York Stock Exchange under the symbol “LEN” and our Class B common stock is listed on the New York Stock Exchange under the symbol “LEN.B.”

Description of Common Stock

We have two classes of common stock: Class A common stock and Class B common stock. The two classes are identical in every respect, except as to voting rights and, to a limited extent, in connection with distributions by us of our stock other than preferred stock.

Rights Relating to Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock and participating preferred stock that are outstanding at the time, the holders of shares of Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in any dividends or distributions that our Board of Directors may declare. Each dividend or distribution will be payable to the holders of our Class A common stock and Class B common stock without regard to class, except that in the case of dividends or distributions payable in our stock other than preferred stock, our Board of Directors may determine that the holders of Class A common stock will receive additional shares of Class A common stock, and the holders of Class B common stock will receive additional shares of Class B common stock.

Voting Rights

Each share of Class A common stock entitles the holder to one vote on each matter, and each share of Class B common stock entitles the holder to ten votes on each matter submitted to the vote of the common stockholders. With respect to matters on which stockholders are entitled to vote, holders of shares of Class A common stock and Class B common stock vote together as a single class; provided, however, that amendments to provisions of our Certificate of Incorporation relating to the Class A common stock or the Class B common stock require the approval of a majority of the shares of Class A common stock which are voted with regard to them, as well as approval of a majority in voting power of all the outstanding Class A common stock and Class B common stock combined. Also, under the Delaware General Corporation Law (“DGCL”), certain matters affecting the rights of holders of only Class A or Class B common stock may require approval of the holders of the Class A or Class B common stock voting as a separate class. The holders of our common stock do not have cumulative voting rights.

As of November 30, 2022, Stuart Miller, our Executive Chairman, through family and personal holdings of Class B, and to a lesser extent Class A, common stock, has the power to cast approximately 36% of the votes that can be cast by the holders of all our outstanding Class A and Class B common stock combined. This gives Mr. Miller substantial influence regarding the election of our directors and the approval of most other matters that are presented to our stockholders. Mr. Miller’s voting power might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations or to operate our business. Also, because of his voting power, Mr. Miller may be able to cause our stockholders to approve actions that are contrary to many of our other stockholders’ desires.

Liquidation Rights

We currently have no outstanding preferred stock or participating preferred stock. While that continues to be the case, if we are liquidated, the holders of our Class A and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied our debts and liabilities.

If we are liquidated at a time when there are outstanding shares of preferred stock, but not of participating preferred stock, the holders of our Class A and Class B common stock will be entitled to share equally on a per share basis, without regard to class, in the assets available for distribution after we have satisfied our debts and liabilities and made any distributions we are required to make with regard to the preferred stock.

If we are liquidated at a time when there are outstanding shares of participating preferred stock, the right of holders of Class A and Class B common stock to receive liquidating dividends will be limited as described under “Description of Participating Preferred Stock.”

Termination of Class Rights and Powers

If at any time (i) the number of outstanding shares of our Class B common stock is less than 10% of the number of outstanding shares of Class A common stock and Class B common stock taken together, or (ii) the holders of a majority of the outstanding shares of Class B common stock vote to cause all the Class B common stock to be converted into Class A common stock, the Class B common stock will automatically be converted into, and become for all purposes, shares of Class A common stock, and we will no longer be authorized to issue Class B common stock.

No Other Rights or Restrictions

Under our Certificate of Incorporation and By-Laws as they currently exist, our common stock is not subject to provisions relating to conversion, sinking funds, redemption, preemption rights, liability to further calls or to assessment, restrictions on alienability or discrimination against any existing or prospective holder as a result of that holder’s owning a substantial amount of our securities. However, our Board of Directors could, without vote of our stockholders, amend our By-Laws or take other action at any time, subject to limitations imposed by Delaware law, to create restrictions on who could own our common stock or that would discriminate against existing or prospective stockholders who own or propose to acquire more than specified percentages of our outstanding common stock.

Description of Preferred Stock

We may issue preferred stock in series with any rights and preferences which may be authorized by our Board of Directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

•	the title of the series;

•	any limit upon the number of shares of the series which may be issued;

•	the preference, if any, to which holders of the series will be entitled upon our liquidation;

•	the date or dates on which we will be required or permitted to redeem shares of the series;

•	the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

•	the voting rights of the holders of the series;

•	the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

•	the right, if any, of holders of the series to convert them into another class or series of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•

any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

•	any other material terms of the series.

Holders of shares of preferred stock will not have preemptive rights under our Certificate of Incorporation or under the DGCL, but the terms of particular series of preferred stock, or agreements into which we enter when we sell shares of preferred stock, may give rights that are similar to preemptive rights.

Description of Participating Preferred Stock

If we issue participating preferred stock, it will be identical with the Class A common stock in every way, except that (a) no cash dividends may be paid with regard to the Class A and Class B common stock in a calendar year until the holders of the participating preferred stock have received a total of $0.125 per share, then no cash dividends may be paid in that year with regard to the participating preferred stock until the holders of the Class A and Class B common stock have received dividends totaling $0.125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the Class A and Class B common stock until the holders of the participating preferred stock have received distributions totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the Class A and Class B common stock have received distributions totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the Class A and Class B common stock, and (c) holders of participating preferred stock will vote separately on any proposed corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred stock to receive per share consideration in a merger or similar transaction which is different from the per share consideration received by the holders of the Class A and Class B common stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

Our Certificate of Incorporation and By-Laws have provisions that could have the effect of making it more difficult for somebody who wanted to take control of us to do so. They include:

Multi-Voting Stock. Holders of Class B common stock have substantial voting power because they have the ability to cast ten votes per share.

Advance Notice Requirements. A requirement that stockholders give advance notice of their intention to nominate candidates for election as directors or to bring other business before a meeting of stockholders.

Requirement for Calling of Special Meetings of Stockholders. Special meetings of our stockholders may be called by stockholders only upon the written request of the holders of at least a majority of all the outstanding shares of any class entitled to vote on the action proposed to be taken.

Undesignated Preferred Stock. Our Board of Directors is authorized to cause us to issue, without a stockholder vote, preferred stock, which could entitle holders to voting or other rights or preferences that could impede the success of any attempt to acquire us.

Board Authority to Amend By-Laws. Our Board of Directors has the authority to adopt, amend or repeal our By-Laws without the approval of our stockholders.

Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies on our Board of Directors may be filled by a majority of directors then in office, even if less than a quorum exists.

Exclusive Forum. The sole and exclusive forum for certain litigation brought on behalf of us or against us is the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to limited exceptions, prohibits a publicly-held Delaware corporation from engaging in a business combination with an entity controlled by a person who, together with the person’s affiliates and associates, acquires without the prior approval of the corporation’s board of directors more than 15%, but less than 85%, of the corporation’s voting securities (excluding for purposes of calculating the 85% shares owned by officers, directors or certain employee stock plans) until three years after the person, together with the person’s affiliates and associates, became the owner of more than 15% of the corporation’s voting securities, unless the business combination is approved by the affirmative vote of holders of more than 66 2/3% of the outstanding voting stock that is not owned by the person who acquired more than 15% of the corporation’s voting securities or that person’s affiliates or associates.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock and Class B common stock is Computershare Trust Company, N.A. of Canton, Massachusetts.

DESCRIPTION OF DEPOSITARY SHARES

We may issue depositary receipts representing interests, which are called depository shares, in shares of our common stock of either class or of particular series of preferred stock. If we did so, we would deposit the common or preferred stock which is the subject of such depositary shares with a depositary, which would hold that common or preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares would be entitled to all the rights and preferences of the common or preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that common or preferred stock.

While the deposit agreement relating to a particular class or series of common or preferred stock may have provisions applicable solely to that class or series of stock, all deposit agreements relating to common or preferred stock we issue would include the following provisions:

Dividends and Other Distributions. Each time we pay a cash dividend or make any other type of cash distribution with regard to the common stock or to the preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that common stock or to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

Withdrawal of Preferred Stock. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of shares of the applicable class of common stock or series of preferred stock, and any money or other property, to which the depositary shares relate.

Redemption of Depositary Shares. Whenever we redeem shares of a series of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of that series held by the depositary which we redeem, subject to the depositary’s receiving the redemption price of those shares. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

Voting. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a class of common stock or a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the common or preferred stock to which the depositary shares relate in accordance with those instructions.

Liquidating Distributions. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares of common stock or of the series of preferred stock which is represented by the depositary share.

Conversion. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares with appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares of the series of preferred stock to which the depositary shares relate could at the time be converted.

Amendment and Termination of a Deposit Agreement. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the class of common stock or series of preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the common or preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the shares of common or preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

•	all outstanding depositary shares to which it relates have been withdrawn, redeemed or converted; or

•	the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

Miscellaneous. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the common or preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

DESCRIPTION OF UNITS

We may issue securities in units, each consisting of two or more types of securities. For example, we might issue units consisting of a combination of debt securities and warrants to purchase common stock. If we issue units, the prospectus supplement relating to the units will contain the information described above with regard to each of the securities that is a component of the units. In addition, each prospectus supplement relating to units will:

•	state how long, if at all, the securities that are components of the units must be traded in units, and when they can be traded separately;

•	state whether we will apply to have the units traded on a securities exchange or securities quotation system; and

•	describe how, for U.S. federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

PLAN OF DISTRIBUTION

We may sell the securities:

•	to or through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

We will describe in a prospectus supplement the particular terms of the offering of the securities to which the prospectus supplement relates, including the following:

•	the names of any underwriters or dealers;

•

the purchase price and the proceeds we will receive from the sale (which may be at a fixed price or prices, the market price prevailing at the time of sale, a price related to the prevailing market price or a negotiated price);

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any over-allotment options granted to the underwriters; and

•	any other information we think is important.

If securities are sold in an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters. The underwriters will use this prospectus and the prospectus supplement to sell the securities. The underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will be obligated to purchase all the securities if any are purchased. Underwriters may be involved in any at the market offering of securities by or on our behalf.

In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and they may also receive commissions from purchasers for whom they may act as agent.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, of the offered securities so offered and sold.

If we directly use a dealer in the sale of the securities, we will sell the securities to the dealer, as principal. The dealer may then resell these securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will name the dealers and describe the terms of our arrangements with them. A dealer may sell some or all of the securities to other dealers. To the extent that we are aware of the terms under which securities may be sold by a dealer to another dealer, we will describe those terms in the applicable prospectus supplement.

Underwriters, dealers and agents participating in the distribution of securities may be deemed to be underwriters under the Securities Act. Also any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for various expenses.

In order to facilitate an offering of our securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities, the underwriters or agents, as the case may be, may bid for, and purchase, securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

We may offer and sell securities directly to institutional investors or others. These parties may be deemed to be underwriters under the Securities Act with respect to their resales. The prospectus supplement applicable to transactions of that type will include the terms of the transactions.

As long as our Class A and Class B common stock is listed on the NYSE, any Class A or Class B common stock we sell pursuant to this prospectus will be listed on the NYSE, subject to official notice of issuance. Any other securities sold pursuant to this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. The securities may not have an established trading market. No assurances can be given that there will be a market for any of the securities.

Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Lennar Corporation incorporated by reference in this Prospectus, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

LEGAL OPINIONS

Willkie Farr & Gallagher LLP, New York, New York, or other counsel selected by the Company with regard to a particular offering, who will be named in the prospectus supplement relating to that offering, will pass upon the validity of any securities we offer by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s Internet website at http://www.sec.gov.

The information in this prospectus and any prospectus supplement may not be all of the information that is important to you. You should read the entire prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference in this prospectus and any prospectus supplement, before making an investment decision.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are allowed to “incorporate by reference” the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate into this prospectus by reference the following documents we have filed with the SEC (but not information we furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or related exhibits), each of which should be considered an important part of this prospectus:

Commission Filing (File No. 1-11749)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended November 30, 2022

Definitive Proxy Statement on Schedule 14A	March 1, 2022

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	May 21, 1996

Description of our Class B common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	April 8, 2003

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act	After the date of this prospectus

Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and registration statement. While any securities described herein remain outstanding, we will make available at no cost, upon written or oral request, to any beneficial owner and any prospective purchaser of securities described herein, any of the documents incorporated by reference in this prospectus and registration statement by writing to us at Lennar Corporation, 5505 Blue Lagoon Drive, Miami, Florida 33126, Attention: Office of the General Counsel, or upon oral request by calling our Office of the General Counsel at (305) 559-4000.

In addition, we make available free of charge through the Investor Relations page on our website at http://www.lennar.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Other than the information expressly incorporated by reference into this prospectus, information on, or accessible through, our website is not a part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part.

Exhibits to an incorporated document will not be provided unless the exhibit is specifically incorporated by reference into this prospectus.

$     % Senior Notes due 20

Lennar Corporation

PROSPECTUS SUPPLEMENT

     , 2025

(TO PROSPECTUS DATED FEBRUARY 2, 2023)

Joint Book-Running Managers

BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan

Mizuho	Wells Fargo Securities